UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-38319
CUSIP Number: 74766Q101

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒ Form 10-Q	☐Form 10-D
	☐Form N-CEN	☐Form N-CSR

For Period Ended: September 30, 2024

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: _________________
PART I — REGISTRANT INFORMATION
QUANTERIX CORPORATION
(Full Name of Registrant)
(Former Name if Applicable)
900 Middlesex Turnpike
Address of Principal Executive Office
Billerica, MA 01821
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Quanterix Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the three months ended September 30, 2024 (the “September 30, 2024 Form 10-Q”) by the prescribed due date for the reasons described below.
As previously disclosed in the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2024 (the “Form 8-K”), the Company intends, as promptly as practicable, to restate its previously issued audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and its unaudited consolidated financial statements for the quarterly and year-to-date (as applicable) periods ended March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024, and to complete and file with the SEC the September 30, 2024 Form 10-Q. However, due to the time and effort required to complete the preparation of such restated financial statements, the Company is unable, without unreasonable effort or expense, to complete and file the September 30, 2024 Form 10-Q, which will contain certain restated numbers from prior periods, within the prescribed time period. Please refer to Item 4.02 of the Form 8-K for additional information.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Vandana Sriram	617	301-9400
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As noted in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company is working to prepare and complete necessary adjustments to prior period financial statements. On November 12, 2024, the Company announced selected preliminary financial and operating results for the quarter ended September 30, 2024 in a press release and accompanying schedules that were furnished to the SEC in a Current Report on Form 8-K on the same day. Among these results, the Company reported preliminary revenue of $35.7 million and preliminary operating loss of $11.2 million for the three months ended September 30, 2024 and preliminary cash balance of $296.1 million as of September 30, 2024. The Company needs to finalize and record adjustments for fiscal years 2021, 2022 and 2023 (including certain interim periods therein) and the quarterly and year-to-date periods ended March 31, 2024 and June 30, 2024, and prepare and review the restated financial statements. The Company must complete this work prior to finalizing its financial statements for the three and nine months ended September 30, 2024 and filing its September 30, 2024 Form 10-Q. The Company is continuing to assess the impact of these adjustments on prior periods and accordingly is unable to provide a comparison of its preliminary current results to the three- and nine-month periods ended September 30, 2024. Please refer to Item 4.02 of the Form 8-K for additional information.
Cautionary Note Regarding Forward Looking Statements
This Form 12b-25 includes “forward-looking statements” within the meaning of the federal securities laws and subject to the “safe harbor” protections thereunder that involve risks and uncertainties, including the completion of matters necessary to permit the filing of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (which includes completion of the restatement of the financial statements described herein and in Item 4.02 of the Form 8-K). There can be no assurance that these events discussed in any forward-looking statements will be achieved, and actual events could differ materially from those suggested by such forward-looking statements. These forward-looking statements are subject to known and unknown risks and uncertainties including, among other things, that the Company may have underestimated the scope and impact of the restatement, risks and uncertainties around the effectiveness of the Company’s internal control over financial reporting, the risk that the Company’s restated financial statements may take longer to complete than expected. Given these risks and uncertainties, investors are cautioned (i) not to place undue reliance on forward-looking statements in this Form 12b-25 and (ii) that the forward-looking events discussed in this Form 12b-25 may not occur.

QUANTERIX CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 13, 2024	By:	/s/ Vandana Sriram
Vandana Sriram
Chief Financial Officer